
December 29, 2011

Via E-mail
Benjamin M. Fink
Chief Financial Officer and Treasurer
Western Gas Partners, LP
1201 Lake Robbins Drive
The Woodlands, Texas 77380

> **Re:    Western Gas Partners, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 001-34046**

Dear Mr. Fink:

We have reviewed your filing and have the following comments.  You should comply with the comments in all future filings, as applicable.  Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Executive Compensation, page 141

Compensation Discussion and Analysis, page 141

Elements of compensation, page 143

1. We note from footnotes 2 and 3 to the summary compensation table that some of the stock awards and option awards were granted pursuant to Anadarko's 1999 Stock Incentive Plan.  Please describe the material terms of such plan.

Annual Cash Incentives (Bonuses), page 143

2. We note the disclosure in the fourth and fifth sentences regarding the cap and threshold under the 2010 Anadarko annual incentive program for Anadarko's senior executive officers.  We also note that Mr. Gwin was your only named executive officer who was a

senior executive officer of Anadarko.  Accordingly, please disclose whether there is a cap and threshold for participants in the 2010 Anadarko annual incentive program who are not senior executive officers of Anadarko.

3.  We note the disclosure in the penultimate sentence regarding how actual bonus awards are determined for your named executive officers who are also executive officers of Anadarko.  However, we note that Ms. McMillian and Messrs. Fink and Smith were not executive officers of Anadarko.  Accordingly, please disclose how actual bonus awards for Ms. McMillian and Messrs. Fink and Smith were determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director